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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 28)

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                              TAUBMAN CENTERS, INC.
                            (Name of Subject Company)


                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)



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                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)



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                                  WITH COPIES TO:

       CYRIL MOSCOW               JEFFREY H. MIRO           ADAM O. EMMERICH
HONIGMAN MILLER SCHWARTZ AND      KENNETH H. GOLD           TREVOR S. NORWITZ
         COHN, LLP             MIRO, WEINER & KRAMER         ROBIN PANOVKA
2290 FIRST NATIONAL BUILDING   38500 WOODWARD AVENUE,   WACHTELL, LIPTON, ROSEN
    660 WOODWARD AVENUE              SUITE 100                  & KATZ
DETROIT, MICHIGAN 48226-3583     BLOOMFIELD HILLS,         51 WEST 52ND STREET
      (313) 465-7000               MICHIGAN 48303       NEW YORK, NEW YORK 10019
                                  (248) 646-2400            (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 29 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon") and Westfield America, Inc. ("Westfield"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO") and a Supplement to the Offer to Purchase, dated January 15, 2003 filed by Simon on Schedule TO-T/A (Amendment No. 6) (the "Supplement"), to pay $20.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO and the Supplement. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  Additional Information to be Furnished.

         (a)  Legal Matters

              The United States District Court for the Eastern District of Michigan issued an Order in the case styled Simon Property Group, Inc. and Simon Property Acquisitions, Inc. v. Taubman Centers, Inc., et al., and Lionel Z. Glancy v. Robert S. Taubman, et al. The Court dismissed Simon's challenge to the 1998 restructuring of Taubman Centers and denied Simon's contention that the Taubman Centers Board improperly rejected Simon's tender offer. The Court also entered an order enjoining the voting of "those shares represented in the voting agreements previously entered with Robert Taubman," which constitute roughly three percent of the voting power of the Company. The Court specifically stated that, "The Taubmans are, likewise, entitled to vote any shares that they held prior to Robert Taubman's voting agreement contracts or that they have since acquired." The Court also dismissed the Glancy case without prejudice, dismissed Smith from the Simon case and enjoined the enforcement of the December 20, 2002 amendments to the Company's By-Laws. The foregoing description of the Court's Order is qualified by reference to the entire text of the Order, which is attached hereto as Exhibit No. (a)(65) and incorporated herein by reference.


ITEM 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.                    Description
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(a)(65)                        Opinion and Order issued on May 1, 2003 by the
                               United States District Court for the Eastern
                               District of Michigan in the matter of Simon
                               Property Group, Inc. and Simon Property
                               Acquisitions, Inc. v. Taubman Centers, Inc., et al., and Lionel Z. Glancy v. Robert S. Taubman, et al.

(a)(66) Press release issued by Taubman Centers on May 1, 2003

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2003                       Taubman Centers, Inc.


                                         By:  /s/ Lisa A. Payne
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                                            Lisa A. Payne
                                            Executive Vice President,
                                            Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.                    Description
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(a)(65)                        Opinion and Order issued on May 1, 2003 by the
                               United States District Court for the Eastern
                               District of Michigan in the matter of Simon
                               Property Group, Inc. and Simon Property
                               Acquisitions, Inc. v. Taubman Centers, Inc., et al., and Lionel Z. Glancy v. Robert S. Taubman, et al.

(a)(66)                        Press release issued by Taubman Centers, Inc. on
                               May 1, 2003